United States
 Securities and Exchange Commission

Form 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☒ Form 10-K   ☐Form 20-F   ☐Form 11-K  ☐Form 10-Q   ☐Form N-SAR

For Period Ended:    December 31, 2009

☐ Transition report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: _________________

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.  All Items

PART I: — REGISTRANT INFORMATION

TEAM NATION HOLDINGS CORPORATION
Full Name of Registrant

Former Name if Applicable

4667 MacArthur Boulevard, Suite 150, Newport Beach, CA 92660
Address of Principal Executive Office (Street and Number) City, State and Zip Code

PART II — RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant could not review and complete its Annual Report on Form10-K without incurring unreasonable effort and expense in connection with accurately preparing and presenting all necessary disclosures. The Registrant will file its Annual Report on Form 10-K as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Janis Okerlund	(949)	885-9892
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)   ☒  Yes      ☐   No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐  Yes      ☒   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TEAM Nation Holdings Corp
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

March 31, 2010	By:	/s/ Dennis R. Duffy
Dennis R. Duffy, President